NEWS RELEASE

RUBICON
MINERALS CORPORATION

TORONTO STOCK EXCHANGE SYMBOL: RMX    OTCBB SYMBOL: RUBIF
SEPTEMBER 7, 2004

RUBICON MINERALS CORPORATION GRANTED LISTING
ON THE AMERICAN STOCK EXCHANGE (AMEX)

David W. Adamson, President and CEO of Rubicon Minerals Corporation (RMX.TSX; “Rubicon”) is pleased to announce that the American Stock Exchange (“AMEX”) has approved Rubicon’s application to list its common shares on AMEX.

Rubicon anticipates trading will commence on AMEX on September 8, 2004 under the symbol “RBY”. Common shares of Rubicon will also continue to trade on the Toronto Stock Exchange under the symbol “RMX”.

“This listing marks another milestone in Rubicon’s development and will enhance Rubicon’s market profile as we continue to expand our existing shareholder base in the United States and in other jurisdictions,” stated David Adamson.

Rubicon is a Canadian-based mineral exploration company focusing on gold exploration in Red Lake, Ontario and in Newfoundland, Canada. Its key asset is the 100% McFinley gold project in Red Lake. In addition, Rubicon has entered into an agreement to acquire a 29.7% interest in a private company which has on option to acquire a 75% interest in an Inferred Resource (see www.sedar.com for 43-101 technical report) of 16.9 Mt grading 3.03% Copper and 0.66% Cobalt in the DRC. Rubicon also controls 60% of Toquima Minerals Corporation (“Toquima”), a private company, with exploration assets in both Alaska and Nevada. Toquima anticipates carrying out an Initial Public Offering in conjunction with a listing on the TSX Venture Exchange.

This approval to list Rubicon’s common shares on AMEX is contingent upon Rubicon being in compliance with all applicable listing standards on the date it begins trading on the AMEX.

RUBICON MINERALS CORPORATION

David W. Adamson

President & CEO

For more information, contact Bill Cavalluzzo, VP Investor Relations Toll free: 1.866.365.4706 E-mail: bcavalluzzo@rubiconminerals.com
Rubicon Minerals Corporation Suite 1540 - 800 West Pender Street, Vancouver BC CANADA V6C 2V6 www.rubiconminerals.com

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.       Page 1 of 1
The statements contained in this release that are not historical facts are forward-looking statements, which involve risks and uncertainties that could cause actual results to differ materially from targeted results. Mineral resources which are not mineral reserves do not have demonstrated economic viability. The Company relies upon litigation protection for forward looking statements.